Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended February 28,		Year Ended May 31,
	2010	2009	2009	2008	2007	2006	2005

Income before income taxes	$78,723	$20,930	$44,398	$40,154	$6,014	$20,055	$12,040
Plus fixed charges:

Interest expense	1,270	1,361	1,692	296	272	184	114

Debt cost amortization	429	289	470	—	—	—	—
Portion of rents representative of an appropriate interest factor	2,589	2,467	3,295	2,990	3,379	3,007	2,729

Total fixed charges (1)	$4,288	$4,117	$5,457	$3,286	$3,651	$3,191	$2,843

Adjusted earnings (2)	$83,011	$25,047	$49,855	$43,440	$9,665	$23,246	$14,883

Ratio (2 divided by 1)	19.4	6.1	9.1	13.2	2.6	7.3	5.2

Fixed charges deficiency	$—	$—	$—	$—	$—	$—	$—

Rent Expense	$7,775	$7,407	$9,895	$8,980	$10,148	$9,031	$8,194
Interest Factor at 33.3%	33.3%	33.3%	33.3%	33.3%	33.3%	33.3%	33.3%

Portion of rents representative of an appropriate interest factor	$2,589	$2,467	$3,295	$2,990	$3,379	$3,007	$2,729